UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO
            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                                (Amendment No. 2)

                        Telefonos de Mexico, S.A. de C.V.
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                       (Name of Subject Company (issuer))

                        Telefonos de Mexico, S.A. de C.V.
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                        (Name of Filing Person (issuer))

                  4.25% Convertible Senior Debentures Due 2004
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                         (Title of Class of Securities)

                                    879403AD5
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                    (CUSIP Numbers of Classes of Securities)

        -----------------------------------------------------------------
                               Adolfo Cerezo Perez
                             Chief Financial Officer
                        Telefonos de Mexico, S.A. de C.V.
                                 Parque Via 190
                               Colonia Cuauhtemoc
                            06599 Mexico, D.F. Mexico
                                (52) 55 5222 5144
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           (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                   Copies to:
                                 Nicolas Grabar
                       Cleary, Gottlieb, Steen & Hamilton
                                One Liberty Plaza
                            New York, New York 10006
                                 (212) 225-2000

                            Calculation of Filing Fee
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   Transaction valuation*                                  Amount of filing fee
      U.S.$558,750,000                                        U.S.$45,202.88
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         *For the purpose of calculating amount of filing fee only. The amount assumes that U.S.$500,000,000 of the principal amount of the outstanding debentures are purchased at a price of U.S.$1,117.50 per U.S.$1,000 principal amount of the debentures.
[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
                  Amount Previously Paid: U.S.$45,202.88
                  Form or Registration No.: 005-50806
                  Filing Party: Telefonos de Mexico, S.A. de C.V.
                  Date Filed: October 9, 2003
[ ]    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
[ ]    third-party tender offer subject to Rule 14d-1.
[X]    issuer tender offer subject to Rule 13e-4.
[ ]    going-private transaction subject to Rule 13e-3.
[ ]    amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

                             INTRODUCTORY STATEMENT

         This Amendment No. 2 (the "Amendment No. 2") amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed with the Securities and Exchange Commission on October 9, 2003, relating to an offer by Telefonos de Mexico, S.A. de C.V., a Mexican corporation (the "Company"), to purchase for cash up to U.S.$500,000,000 aggregate principal amount of its 4.25% Convertible Senior Debentures Due 2004 (the "Debentures"), at a purchase price of U.S.$1,117.50 per U.S.$1,000 principal amount of the Debentures plus accrued and unpaid interest to (but excluding) the date of purchase (the "Purchase Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 9, 2003 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal," and together with the Offer to Purchase, the "Offer"). The Offer expired at 12:00 midnight, New York City time, on Thursday, November 6, 2003. Copies of the Offer to Purchase and the Letter of Transmittal were filed with the Schedule TO as Exhibits (a)(1)(A) and
(a)(1)(B), respectively.

Item 4.       Terms of the Transaction

         Item 4 of the Schedule TO is hereby amended and supplemented as follows:

               The Offer expired at 12:00 midnight, New York City time, on Thursday, November 6, 2003. Based on information provided by the Depositary, U.S.$1,174,000 aggregate principal amount of the Debentures were validly tendered and not withdrawn pursuant to the Offer. The Company has accepted for payment all such Debentures. Purchase of the Debentures accepted for payment is expected to occur on or about Monday, November 9, 2003.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 7, 2003

                                             TELEFONOS DE MEXICO, S.A. DE C.V.

                                             By: /s/ Adolfo Cerezo Perez
                                                 ------------------------------
                                                 Name:  Adolfo Cerezo Perez
                                                 Title: Chief Financial Officer

                                INDEX TO EXHIBITS


Exhibit No.         Description
-----------         -----------

(a)(1)(A)*          Offer to Purchase dated October 9, 2003.

(a)(1)(B)*          Form of Letter of Transmittal.

(a)(1)(C)* Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)* Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)*             Press Release issued by Telmex dated October 8, 2003.

*Previously filed